SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ___ Form 10-K ___ Form 11-K ___ Form 20-F **X** Form 10-Q
___ Form N-SAR

For Period Ended: **June 30, 2003**
___ *Transition Report on Form 10-K*
___ *Transition Report on Form 20-F*
___ *Transition Report on Form 11-K*
___ *Transition Report on Form 10-Q*
___ *Transition Report on Form N-SAR*
For the Transition Period Ended: _____

TOUCH AMERICA HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-31237**	**81-0540231**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

130 North Main, Butte, Montana	**59701-9332**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(406) 497-5100**

Read Instructions (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: **Quarterly Report on Form 10-Q for the period ended June 30, 2003.**

PART I — REGISTRANT INFORMATION

Touch America Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

130 North Main Street

Address of Principal Executive Office *(Street and Number)*

Butte, Montana 59701-9332

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

On June 24, 2003 we announced that Touch America and Qwest Communications International Inc. (Qwest) had reached an agreement in principle, which would terminate all disputes and litigation between Touch America and Qwest, including the March 24, 2003 $59.6 million Interim Opinion and Award issued in the arbitration of billing disputes. On August 6, 2003, Touch America and Qwest executed a definitive agreement, incorporating the terms of the agreement in principle. However, the bankruptcy court must still approve this settlement. We are working to determine the impact the Interim Award and settlement will have on our 2002 and 2003 consolidated financial statements.

We believe that restatement of financial statements for prior years will be necessary. Our independent accountants, PricewaterhouseCoopers LLP, will audit the resulting financial statements. This analysis has not been completed because of the complexity of the issues. Until it is completed and our auditors can conclude their work, we will not be able to file our 2002 Annual Report on Form 10-K, our Quarterly Report on Form 10-Q for the period ended March 31, 2003, or our Quarterly Report on Form 10-Q for the period ended June 30, 2003, and we are unable to predict when we will file these reports.

PART IV – OTHER INFORMATION

(1) *Name and telephone number of person to contact in regard to this notification*:

J. P. Pederson   (**406) 497-5423**
(Name)   (Telephone Number)

(2) *Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)*. ___ Yes __**X**_ No

We have not filed our Annual Report on Form 10-K for December 31, 2002 or our Quarterly Report on Form 10-Q for the period ended March 31, 2003.

(3) *Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?*
_ _**X**_Yes __ No

If so, attach an explanation of the anticipated changes, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above in "Part III - Narrative," on June 24, 2003 we announced that Touch America and Qwest Communications International Inc. (Qwest) had reached an agreement in principle, which would terminate all disputes and litigation between Touch America and Qwest, including the March 24, 2003 $59.6 million Interim Opinion and Award issued in the arbitration of billing disputes. On August 6, 2003, Touch America and Qwest executed a definitive agreement, incorporating the terms of the agreement in principle. However, the bankruptcy court must still approve this settlement. We are working to determine the impact the Interim Award and settlement will have on our 2002 and 2003 consolidated financial statements. We believe that restatement of financial statements for prior years will be necessary. Our independent accountants, PricewaterhouseCoopers LLP, will audit the resulting financial statements. This analysis has not been completed because of the complexity of the issues. Since we have not completed the analysis of the impact of the settlement, we are not able to quantify any anticipated change.

Touch America Holdings, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


TOUCH AMERICA HOLDINGS, INC.
(Registrant)

By **/s/ J. P. Pederson**
J. P. Pederson
Vice Chairman and Chief
Financial Officer


Dated: August 15, 2003